FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities)

Name of Listed Issuer:	Symbol(s):
C21 Investments Inc. (the "Issuer").	CXXI

Date:   November 19, 2020  Is this an updating or amending Notice:  ☐Yes ☒No

If yes provide date(s) of prior Notices:  N/A.

Issued and Outstanding Securities of Issuer Prior to Issuance:  98,007,780

Pricing

Date of news release announcing proposed issuance:  November 19, 2020 or

Date of confidential request for price protection: N/A.

Closing Market Price on Day Preceding the news release: $0.91 on November 18, 2020

Day preceding request for price protection:  N/A.

Closing

Number of securities to be issued: Up to 10,265,000 common shares

Issued and outstanding securities following issuance:  108,272,780 common shares

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

3. Complete Table 1B - Related Persons only for Related Persons

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions.  In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 1

Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction
United States	3	$0.80 per Common Share	Up to CDN$7,310,000
Cayman Islands	1	$0.80 per Common Share	Up to CDN$902,000
Total number of purchasers:	4
Total dollar value of distribution in all jurisdictions:			Up to CDN$8,212,000

Table 1B - Related Persons

Full Name & Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relationship to Issuer (2)
Sonny Newman Reno, Nevada	Anticipated to be approximately 1,125,000 Common Shares	$0.80 per Common Share	N/A	BC Instrument 72-503	12,500,000 Common Shares (indirectly held) and 1,000,000 Options	December 29, 2020 and January 27, 2021	Insider

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: Up to CDN$8,212,000.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 2

2. Provide full details of the use of the proceeds.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

 The Investors (defined in #8(a) below) have made a commitment (the "Equity Commitment") which provides that to the extent the Issuer's convertible debentures are not converted prior to their respective maturity dates of December 31, 2020 ("First Tranche Debentures") and January 30, 2021 ("Second Tranche Debentures"), Investors will fund the amount required to be paid out by the Issuer in exchange for common shares to be issued to them at a price equal to the existing debenture conversion terms of CDN$0.80 per common share, which would currently result in the issuance of  10,265,000 common shares of the Issuer. The gross proceeds of up to CDN$8,212,000 from the Equity Commitment will be used to pay the principal amounts of CDN$2,571,000 outstanding under the First Tranche Debentures and CDN$5,641,000 outstanding under the Second Tranche Debentures. The Equity Commitment amount will be reduced to the extent that debentures are converted in accordance with their terms into common shares of the Issuer prior to the Equity Commitment closing dates (which immediately precede the respective maturity dates for the debentures).

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A.

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5. Description of securities to be issued:

 (a) Class  Common                                                                                                              .

 (b) Number Up to 10,265,000                                                                                             .

 (c) Price per security CDN$0.80                                                                                         .

 (d) Voting rights One vote per common share

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

 (a) Number N/A                                                                                                                    .

(b) Number of securities eligible to be purchased on exercise of warrants (or options)  N/A

 _____________________________________________________________________ .

 (c) Exercise price N/A                                                                                                           .

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 3

 (d)  Expiry date N/A

7. Provide the following information if debt securities are to be issued:

 (a) Aggregate principal amount N/A                                                                         .

 (b)  Maturity date N/A                                                                                                       .

 (c)  Interest rate N/A                                                                                                         .

 (d)  Conversion terms N/A                                                                                             .

 (e)  Default provisions N/A                                                                                             .

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

 Wasatch Global Investors;

 JW Asset Management;

 CB1 Capital Management; and

 Sonny Newman (collectively the "Investors").

(b) Cash N/A                                                                                                                         .

(c) Securities An aggregate of 1,941,084 non-transferable common share purchase warrants (the "First Tranche Warrants") and 4,258,916 non-transferable common share purchase warrants (the "Second Tranche Warrants") (collectively the "Compensation Warrants"). Each Compensation Warrant will be exercisable for one common share of the Issuer.

(d) Other N/A                                                                                                                       .

(e) Expiry date of any options, warrants etc. December 29, 2023 (for the First Tranche Warrants) and January 27, 2024 (for the Second Tranche Warrants).

(f) Exercise price of any options, warrants etc. CDN$1.00                         .

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 4

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

 Sonny Newman is a Related Person as he is the President and CEO of the Issuer and holds over 10% of the outstanding common shares of the Issuer.          .

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A.                                                                                                                                                         .

11. State whether the private placement will result in a change of control.

No.                                                                                                                                                           .

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.  N/A.

 ________________________________________________________________________________ .

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period.  All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 5

Part 2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable).  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

 _________________________________________________      ____________________________ .

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a) Total aggregate consideration in Canadian dollars: ________________ .

(b) Cash: _______________________________________________________________ .

(c) Securities (including options, warrants etc.) and dollar value: ______

 ____________________________________________________________________ .

(d) Other: _______________________________________________________________ .

(e) Expiry date of options, warrants, etc. if any: ________________________ .

(f) Exercise price of options, warrants, etc. if any: _____________________ .

(g) Work commitments: ________________________________________________ .

4. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

5. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:

 ___________________________________________ _________________________________ .

6. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 6

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)

(1) Indicate if Related Person

7. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:

 _____________________ _________________________________________________________ .

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, andif a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):                                           .
                                                                                                                                         .

(b) Cash ________________________________________________________________ .

(c) Securities ___________________________________________________________ .

(d) Other ________________________________________________________________ .

(e) Expiry date of any options, warrants etc. ___________________________

(f) Exercise price of any options, warrants etc. ________________________ .

9. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

10. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 7

____________________________________________________________________________________________ .

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated November 19, 2020.

Michael Kidd
Name of Director or Senior Officer

"Michael Kidd"
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 8

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 9